PRESS RELEASE

January 14, 2005
FOR IMMEDIATE RELEASE

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10% Rolling Stock Option Plan Adopted

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Stock Options Granted

Canadian Zinc Corporation (“TSX-CZN”) announces that, following amendments made by the Toronto Stock Exchange to its Company Manual effective January 1, 2005, the Company has implemented amendments to its stock option plan to change the maximum number of common shares which may be made subject to option from time to time from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant.  The amendments were described in the Company’s Information Circular dated May 14, 2004 (available on SEDAR at www.sedar.com) and approved by shareholders at the Company’s Annual Meeting held on June 16, 2004.  Currently outstanding options to purchase common shares of the Company will continue to be exercisable and will be governed by and subject to the terms of the amended plan.

Based on the Company's current issued and outstanding common share amount of 69,394,942, the amended rolling plan maximum is currently 6,939,494 common shares.  Prior to the amendments to the plan, the fixed plan maximum was 6,350,000 common shares.

The Board of Directors has approved the grant, subject to regulatory approval, of incentive stock options under the previously approved 2004 10% Rolling Stock Option Plan to eleven directors, officers, consultants and service providers for the purchase of a total of 3,650,000 shares in its capital.  The options are exercisable before January 14, 2010 at the price of $0.60 per share.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com